UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14437

RTI INTERNATIONAL METALS, INC.

(Exact name of registrant as specified in its charter)

Westpointe Corporate Center One, 5th Floor

1550 Coraopolis Heights Road

Pittsburgh, Pennsylvania

(412) 893-0026

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

3.000% Convertible Senior Notes due 2015

1.625% Convertible Senior Notes due 2019

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1

3.000% Convertible Senior Notes due 2015: 47

1.625% Convertible Senior Notes due 2019: 63

Pursuant to the requirements of the Securities Exchange Act of 1934, RTI International Metals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RTI INTERNATIONAL METALS, INC.

By:	/s/ Max W. Laun
Name:	Max W. Laun
Title:	President

Date: August 3, 2015